UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-

1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

ALL AMERICAN SEMICONDUCTOR, INC

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

0165571407

(CUSIP Number)

EXX INC

Attn: David A. Segal

1350 East Flamingo Road, Suite 689

Las Vegas, NV 89119

(702) 598-3223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are being sent.

(Continued on following pages)

(Page 1 of 12 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0165571407	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXX INC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 360,773
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 360,773
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 0165571407	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David A. Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
7 SOLE VOTING POWER 360,773
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 360,773
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.02%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 0165571407	13D	Page 4 of 12 Pages

SCHEDULE 13D

Item 1. Security and Issuer:

This statement relates to the common stock, $0.01 par value, of All American Semiconductor, Inc., 16115 Northwest 52nd Avenue, Miami, Florida, 33014.

Item 2. Identity and Background:

(a), (b), (c) and (f) This Schedule 13D is filed jointly by EXX INC and David Segal (each a “Reporting Person”) on November 24, 2006. EXX INC (“EXX”) is a corporation organized under the laws of Nevada, whose principal executive office is Suite 689, 1350 East Flamingo Road, Las Vegas, Nevada 89119. EXX is a holding company for businesses operated by its subsidiaries. These businesses are organized into two business segments: the Mechanical Equipment segment and the Plastics and Rubber segment. The Mechanical Equipment segment produces transmission, powertrain and engine components and assemblies for the automotive, medium and heavy-duty truck and agricultural vehicle industries, machine tools, electric motors and telecommunications equipment. The Plastics and Rubber segment produces cosmetic and functional seals and boots and functional engine compartment products primarily for the automotive industry, vinyl wall coverings and toys. The address of its principal business is 4850 Coolidge, Suite 100, Royal Oak, Michigan 48073.

David A. Segal is the Chairman, the Chief Executive Officer, the Chief Financial Officer and a director of EXX. Mr. Segal owns 44.33% of the Class A common stock of EXX and 54.77% of the Class B common stock of EXX (which amounts include presently exercisable options to purchase 1,900,000 Class A shares and 100,000 Class B shares of common stock granted by EXX to Mr. Segal). Mr. Segal is a citizen of the United States.

Jerry Fishman, Norman H. Perlmutter and Frederic Remington are each directors of EXX. Each of them is a citizen of the United States. Mr. Fishman is a Vice President of The Fishman Organization Inc., which is his principal occupation. The Fishman Organization, Inc. is a marketing organization and has a business address of 9728 3rd Avenue, Brooklyn, New York 11209. Mr. Perlmutter is a CPA in private practice with a business address of PO Box 152, Marlboro, New Jersey 07746. Mr. Remington is retired and has a business address c/o EXX INC Suite 689, 1350 East Flamingo Road, Las Vegas, Nevada 89119.

(d) and (e) Within the last five years, none of EXX, David A. Segal, Jerry Fishman, Norman H. Perlmutter and Frederic Remington has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 0165571407	13D	Page 5 of 12 Pages

Item 3. Source and Amount of Funds or Other Consideration:

The aggregate purchase price of the 360,773 shares of the Issuer’s common stock (“Shares”) owned by EXX was $1,108,246, including brokerage commissions. Funds for the purchase of these shares were derived from available working capital of EXX.

Item 4. Purpose of Transaction:

EXX purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions and other opportunities available to EXX, and the availability of Shares at prices that would make the purchase of additional Shares desirable, EXX may endeavor to increase its position in the Issuer through, among other things, the purchase of the Issuer’s common stock on the open market or in private transactions or otherwise, on such terms and at such times as Board of Directors of EXX may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. EXX intends to review its investment in the Issuer on a continuing basis and with management and the Board of Directors of the Issuer to determine if EXX can be of assistance to the Issuer and thereby increase shareholder value.

Item 5. Interest in Securities of the Issuer:

(a) As of the close of business on November 24, 2006, EXX beneficially owned 360,773 shares of the Issuer’s common stock, constituting approximately 9.02% of the common shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, as filed with the Securities and Exchange Commission on November 14, 2006. As the controlling shareholder, Chairman, Chief Executive Officer, Chief Financial Officer and director of EXX, Mr. Segal may be deemed to beneficially own the 360,773 shares owned directly by EXX, constituting approximately 9.02% of the common shares outstanding. None of Jerry Fishman, Norman H. Perlmutter or Frederic Remington beneficially own any shares of the Issuer.

(b) By virtue of his holdings and positions with EXX, Mr. Segal has the indirect sole power to vote and dispose of the Shares reported in this Schedule 13D as being owned directly by EXX.

(c) Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by EXX. All of such transactions were effected in the open market.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 0165571407	13D	Page 6 of 12 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Not applicable

Item 7. Material to Be Filed as Exhibits:

Exhibit	Page
Joint Filing Agreement by and among EXX INC and David A. Segal, dated November 24, 2006.	12

CUSIP No. 0165571407	13D	Page 7 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 24, 2006

EXX INC.

By:	/s/ David A. Segal
Name:	David A. Segal
Title:	Chairman, Chief Executive Officer and
Chief Financial Officer

/s/ David A. Segal
David A. Segal

CUSIP No. 0165571407	13D	Page 8 of 12 Pages

SCHEDULE A

Transactions in the Shares in the past 60 days by EXX

Date of Purchase	Number of Shares	Price per Share
9/22/06	9,300	3.02
9/22/06	800	3.05
9/25/06	5,000	2.91
9/25/06	400	2.92
9/25/06	800	2.95
9/25/06	1,700	2.97
9/25/06	1,100	2.98
9/25/06	600	3.00
9/26/06	1,700	3.00
9/26/06	5,400	3.01
9/26/06	1,900	3.02
9/27/06	1,634	3.03
9/28/06	951	2.98
9/28/06	700	2.99
9/28/06	4,124	3.00
9/29/06	13,167	3.00
10/3/06	10,863	2.94
10/3/06	8,400	2.95
10/4/06	400	2.94
10/4/06	4,500	2.95
10/4/06	1,814	2.96
10/5/06	300	2.97
10/5/06	100	2.98
10/5/06	8,850	3.00
10/6/06	1,000	3.11
10/9/06	500	3.21
10/9/06	200	3.23
10/10/06	100	3.23
10/10/06	2,300	3.24
10/10/06	1,000	3.19
10/12/06	700	3.20
10/13/06	300	3.18
10/13/06	5,000	3.22
10/16/06	1,500	3.14
10/16/06	2,200	3.15
10/17/06	1,500	3.11
10/18/06	910	3.11
10/18/06	3,392	3.15
10/18/06	500	3.18
10/18/06	800	3.19

CUSIP No. 0165571407	13D	Page 9 of 12 Pages

Schedule A continued

Date of Purchase	Number of Shares	Price per Share
10/19/06	916	3.09
10/19/06	300	3.10
10/20/06	6,250	3.09
10/23/06	2,900	3.11
10/23/06	1,000	3.14
10/24/06	800	3.14
10/25/06	300	3.08
10/26/06	594	3.09
10/26/06	100	3.12
10/26/06	540	3.16
10/27/06	2,500	3.08
10/30/06	3,000	3.06
10/31/06	5,963	3.02
11/15/06	1,300	2.81
11/15/06	8,561	2.84
11/15/06	300	2.85
11/15/06	4,000	2.86
11/15/06	5,899	2.87
11/15/06	900	2.88
11/15/06	1,700	2.89
11/15/06	1,200	2.90
11/15/06	1,325	2.91
11/15/06	1,975	2.94
11/16/06	1,000	2.86
11/16/06	3,100	2.90
11/16/06	300	2.93
11/16/06	600	2.94
11/16/06	222	2.95
11/16/06	300	2.97
11/16/06	2,878	2.98
11/16/06	500	2.99
11/16/06	35,100	3.00
11/16/06	800	3.02
11/16/06	1,650	3.03
11/16/06	1,500	3.04
11/16/06	2,300	3.05
11/16/06	700	3.06
11/16/06	200	3.07
11/16/06	200	3.08
11/16/06	600	3.09
11/16/06	700	3.10
11/17/06	300	3.04
11/17/06	780	3.09

CUSIP No. 0165571407	13D	Page 10 of 12 Pages

Schedule A continued

Date of Purchase	Number of Shares	Price per Share
11/17/06	42,800	3.10
11/17/06	1,600	3.15
11/17/06	700	3.17
11/20/06	349	3.01
11/20/06	1,000	3.02
11/20/06	200	3.06
11/20/06	700	3.07
11/20/06	100	3.08
11/20/06	450	3.09
11/20/06	720	3.10
11/20/06	400	3.11
11/20/06	300	3.12
11/21/06	100	2.99
11/21/06	968	3.00
11/21/06	397	3.04
11/21/06	5,159	3.05
11/21/06	100	3.06
11/21/06	599	3.07
11/21/06	200	3.08
11/21/06	6,599	3.10
11/21/06	199	3.13
11/21/06	594	3.14
11/22/06	2,176	3.09
11/22/06	150	3.10
11/22/06	397	3.12
11/22/06	399	3.13
11/22/06	597	3.14
11/22/06	200	3.15
11/22/06	1,000	3.18
11/22/06	1,000	3.19
11/24/06	3,000	3.20
11/24/06	100	3.21
11/24/06	100	3.22
11/24/06	75	3.23
11/24/06	1,901	3.25
11/24/06	370	3.26
11/24/06	589	3.28
11/24/06	799	3.29
11/24/06	1,000	3.30
11/24/06	497	3.32
11/24/06	800	3.35
11/24/06	41	3.37
11/24/06	459	3.39

TOTAL	360,773

David Segal

None

Jerry Fishman

None

Norman H. Perlmutter

None

Frederic Remington

None

CUSIP No. 0165571407	13D	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit	Page
Joint Filing Agreement by and among EXX INC and David A. Segal, dated November 24, 2006.	12

CUSIP No. 0165571407	13D	Page 12 of 12 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 24, 2006 (including amendments thereto) with respect to the Common Stock of All American Semiconductor, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: November 24, 2006

EXX INC.

By:	/s/ David A. Segal
Name:	David A. Segal
Title:	Chairman, Chief Executive Officer and
Chief Financial Officer

/s/ David A. Segal
David A. Segal